Dome Audio Inc.

Financial Statements (Unaudited)

I, Ben L. White, the Founder and Chief Executive Officer of Dome Audio Inc., Hereby certify that the financial statement of Dome Audio Inc and Notes thereto for the periods from January 1, 2020 to December 31, 2020 included in this Form C Offering Statement are true and complete in all material respects and that the information below reflects accurately the information stated on our Federal Income Tax Returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of March 2020.

_____ (Signature)

Founder & CEO, Dome Audio Inc. (Title)

____16th March 2020____ (Date)

Dome Audio Inc.
Balance Sheets
(Unaudited)

	December 31, 2020		December 31, 2019	
ASSETS				
Cash and cash equivalents	$	8,222	$	10,651
Inventory		36		36
Total current assets		8,258		10,687
Property and equipment, net		4,179		5,609
Total assets	$	12,437	$	16,296
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Accrued interest payable		15,728		7,864
Notes payable		310,055		306,135
Fee payable		4,182		-
Total current liabilities	$	329,965	$	313,999
Commitments and contingencies		-		-
Members' equity		-		-
Common stock, par value $0.0001; 52,762,500 shares authorized, 50,000,000 issued and outstanding		5,000		5,000
Paid-in-capital		143,739		11,032
Accumulated deficit		(466,267)		(313,735)
Total shareholders' deficit		(317,528)		(297,703)
Total liabilities and shareholders' deficit	$	12,437	$	16,296

Dome Audio Inc.
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (152,532)	$ (128,571)
Depreciation	1,430	1,919
Increase/decrease in accrued interest payable	7,864	-
Increase/decrease in fee payable	4,182	-
Change in operating assets and liabilities	-	-
Inventory	-	(36)
Net cash used in operating activities	(139,056)	(126,688)
Cash flows from investing activities:		
Purchase of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Note proceeds, net repayments	-	152,935
Capital distributions	-	(37,127)
Members' contributions	13,374	-
Paid-in-capital	132,707	11,032
Net cash provided by financing activities	146,081	126,840
Net cash increase for period	7,025	152
Cash at the beginning of the period	5,651	5,499
Cash at end of period	$ 12,676	$ 5,651
Supplement disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.

**Statement Of Change In Shareholder's Deficit
For The Years Ended December 31, 2020 And
2019**

(Unaudited)

	Dome Audio, LLC	Dome Audio Inc.					
	Members'	Common Stock			Accumulated	Total Shareholders'
	Equity	Shares	Amount	Paid-in-capital	Deficit	deficit
Balance, December 31, 2018	$ (148,037)	-	$ -	$ -	$ -	$ -
Capital distributions	(37,127)					
Conversion to corporation Issuance of Founder Shares	185,164	50,000,000	5,000	11,032	$ (185,164)	$ (169,132)
Net Loss					(128,571)	(128,571)
Balance, December 31, 2019	-	50,000,000	5,000	11,032	(313,735)	(297,703)
Members' Contributions	13,374					-
Capital Contributions				132,707		132,707
Net Loss					(152,532)	(152,532)
Balance, December 31, 2020	$ 13,374	50,000,000	$ 5,000	$ 143,739	$ (466,267)	$ (317,528)

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue		
Revenue	$ -	$ -
Expenses		
General and administrative expenses	104,680	109,013
R&D	2,119	5,382
Sales and marketing	4,551	3,912
Travel	3,500	4,448
Interest expenses	8,189	-
Other expenses	29,494	5,816
Total expenses	152,532	128,571
Net profit/ (loss) before tax	(152,532)	(128,571)
Provision from income tax	-	-
Net profit/(loss)	$ (152,532)	$ (128,571)